Richmont Mines Inc.

1 Place-Ville-Marie
Suite 2130, Montreal, QC
H3B 2C6, CANADA

Tel.: (514) 397-1410
Fax: (514) 397-8620
www.richmont-mines.com

NEWS RELEASE

RICHMONT MINES ANNOUNCES ITS RESULTS FOR 2005 AND A NON-CASH WRITE DOWN

MONTREAL, February 23, 2006 – Richmont Mines announces its operating and financial results for the fiscal year ended December 31, 2005, including a non-cash write down of $26,040,953 for the East Amphi property.

Since the beginning of exploration and development work on the East Amphi project in January 2004, the costs of oil, steel, cement, mining equipment and labour have risen significantly. These economic factors necessitated an investment higher than the initial expectations of Richmont Mines.

In addition, following the geotechnical studies completed at the end of 2005, changes to the mining plan were necessary, resulting in a reduction in the size of the stopes' openings, the use of permanent pillars, and the abandonment of the use of cemented fill in most of the stopes.

Definition drilling also showed substantial variability in grades. These elements were taken into account during the calculation of reserves that was published on January 23, 2006. Based on proven and probable reserves of approximately 100,000 ounces of gold, the Company had to establish the fair value of this property according to the method of discounted future cash flow. After examining the results for 2005, the board of directors of Richmont Mines accepted the Company's financial statements as presented for the fiscal year ended December 31, 2005, including a non-cash write down of $26,040,953 related to the reduction in the book value of the East Amphi property.

Operating results

For 2005, gold sales came to 36,956 ounces, compared with 69,207 ounces in 2004. In all, 199,269 tonnes of ore at an average recovered grade of 5.72 g/t were extracted from the Beaufor Mine and yielded 36,649 ounces, produced at a cash cost of US$377 in 2005, compared with 266,793 tonnes of ore at an average recovered grade of 6.13 g/t, or 52,623 ounces of gold, produced at a cash cost of US$308 the previous year.

The decline in gold sales can be explained by the decline in production at the Beaufor Mine in 2005, as a result of the planned two-month halt in production held in the third quarter of 2005, as well as by an ore stockpile in excess of 12,000 tonnes at the end of the fiscal year and a lower availability of ore, with lower grades, during the fourth quarter. In addition, 307 ounces of gold were sold in 2005 from post-production from the Hammerdown Mine, closed since may 2004 as a result of the depletion of its reserves, compared with 16,584 ounces of gold in 2004.

For 2005, the increase in the costs of production is attributable primarily to the drop in production and the decline in the grades of ore extracted from the Beaufor Mine, and also to the general increase in costs. Furthermore, since these costs are incurred in Canadian dollars but reported in US dollars, the appreciation of the Canadian currency, which rose from an average of US$0.77 in 2004 to US$0.83 in 2005, also contributed to the increase in the cash costs of production in US dollars.

For the fourth quarter of 2005, 36,448 tonnes were processed, compared with 63,275 for the same period in 2004. The ounces of gold were produced at an average cash cost of US$499, compared with an average cash cost of US$300 for the fourth quarter of 2004. The increase in the average cash cost is directly connected to the decline in the average recovered grade, which was 4.64 g/t for the same period in 2005, compared to 6.40 g/t for the fourth quarter of 2004 and to the lower tonnage of ore mined and processed in 2005. The rate of recovery at the mill for the three-month periods ended December 31, 2005 and 2004, were 98.15% and 98.45%, respectively. The lower availability of broken ore in the long-hole stopes, the excessive dilution in one stope in particular and the premature closing of two room-and-pillar stopes greatly contributed to the reduction in tonnage and to the decline in grades during the fourth quarter of 2005.

TABLE OF RESERVES AND RESOURCES AT THE BEAUFOR MINE						
	December 31, 2005			December 31, 2004		
	Tonnes (metric)	Grade (g/t Au)	Ounces contained	Tonnes (metric)	Grade (g/t Au)	Ounces contained
Beaufor Mine						
Proven reserves[1]	114,600	7.31	26,900	165,000	6.98	37,000
Probable reserves[1]	392,000	8.98	113,200	500,000	8.66	139,000
Measured resources	101,800	5.36	17,600	54,000	6.27	10,900
Indicated resources	629,300	6.77	137,000	774,000	6.53	162,500
Inferred resources	46,000	9.42	13,900	55,000	9.41	16,700

[1] Established in 2005 based on a gold price of US$450/oz at an exchange rate of 1.20 (in 2004, at US$400 and an exchange rate of 1.31)

Advanced exploration projects

East Amphi – In 2005, Richmont Mines allocated the amount of $13,215,310 to the completion of its exploration program at the East Amphi property and to underground and surface infrastructures, compared with an investment of $10,504,244 in 2004.

DEVELOPMENT AND DRILLING PERFORMED AT THE EAST AMPHI PROPERTY (in metres)		
	2005	2004
Drifts	**821**	694
Other excavation and draw points	**1,402**	392
Ramp (vertical depth of 200 metres)	**294**	1,037
Exploration drilling	**21,952**	14,022

Before reaching a decision about entering into commercial production, three bulk samples totalling 41,619 tonnes of ore were milled, of which 25,955 tonnes came from development and 15,664 tonnes of stopes mined. Following the compilation of these results in 2006, Richmont Mines made the decision to maintain the progressive mining of the stopes, and the rate of commercial production was achieved on February 1.

The Technical Report 43-101 is almost completed and will be filed on SEDAR in a few weeks. The calculation of the reserves and resources that was completed as of December 31, 2005 is presented below.

TABLE OF RESERVES AND RESOURCES AT THE EAST AMPHI MINE						
	December 31, 2005			December 31, 2004		
	Tonnes (metric)	Grade (g/t Au)	Ounces contained	Tonnes (metric)	Grade (g/t Au)	Ounces contained
East Amphi						
Proven reserves[1]	288,900	4.04	37,500	-	-	-
Probable reserves[1]	351,900	5.57	63,000	-	-	-
Measured resources	248,000	4.72	37,600	317,000	6.04	61,500
Indicated resources	488,400	5.53	86,800	610,000	6.06	118,900
Inferred resources	308,500	5.95	59,000	943,000	5.72	173,500

[1] Established in 2005 based on a gold price of US$450/oz at an exchange rate of 1.20 (in 2004, at US$400 and an exchange rate of 1.31)

Island Gold – As was stipulated in the agreement signed in 2003, Patricia Mining Corp. granted to the Company the option to acquire a 55% interest in the property by putting it into production or by investing up to $10 million in exploration and other work leading to the production of the property. Richmont Mines fulfilled this obligation and has owned a 55% in the project since the fourth quarter of 2005. The total investment in the Island Gold project is $12,622,482 and has made possible the completion of the work shown in the following table:

DEVELOPMENT AND DRILLING PERFORMED AT THE ISLAND GOLD PROPERTY (in metres)

	2005
Development in ore	**356**
Crosscuts and ventilation drifts	**653**
Ventilation raises	**206**
Ramp (vertical depth of 255 metres)	**860**
Service infrastructure	**35**
Exploration drilling	**7,903**

A resource calculation update will be released in a few weeks.

Financial results

For the fiscal year ended December 31, 2005, total revenues were $21,645,033, compared with $39,641,407 in 2004. Sales of precious metals reached $19,845,054, compared with $36,981,017, in 2004. The difference of $17,135,963 is essentially attributable to the decline in ounces of gold sold, which is linked to the closure of the Hammerdown Mine and the decline in production at the Beaufor Mine. In 2005, 36,649 ounces came from the Beaufor Mine and 307 ounces from post-production at the Hammerdown Mine, whereas in 2004, 52,623 ounces of gold produced at the Beaufor Mine and 16,584 ounces produced at the Hammerdown Mine were sold. The average selling price was $537 (US$433) per ounce, compared with $534 (US$410) per ounce in 2004.

The decline in production at the Beaufor Mine, combined with the non-cash write down of mining assets at the East Amphi property, yielded a net loss of $27,480,010 for 2005, or $1.54 per share, compared with a net profit of $732,096, or $0.05 per share, in 2004.

For the fourth quarter of 2005, revenues reached $4,100,286, compared with $8,759,601 in 2004. This reduction is attributable primarily to the decline in grades and in tonnes of ore mined and processed at the Beaufor Mine. The reduction in tonnes mined is attributable to problems of dilution in a long-hole stope (which led to a substantial reduction in the rate of mucking) to blasting in another stope that left ore in place, and to two room-and-pillar stopes that were prematurely closed because of grades that were not high enough. In addition, during the month of December, the Camflo Mill processed the bulk samples from East Amphi, leaving a stockpile of 12,118 tonnes of ore from the Beaufor Mine.

Net losses were $25,020,517, or $1.40 per share, compared with a net loss of $40,306, or nil per share, for the fourth quarter of 2004. This increase is due primarily to the non-cash write down of mining assets of the East Amphi property.

Changes in management

Mr. Jean-Yves Laliberté, CA, vice-president of finance, recently announced that he will leave his position at the end of February 2006. He will remain a director of Louvem Mines Inc., of which Richmont Mines owns 70%. The Board of Directors thanks him for his 16 years with the Company, and wishes him the best of luck as he faces his new challenges. Following this announcement, Ms. Nicole Veilleux, CA, who had held the position of controller since 1998, was promoted to the position of corporate controller in order to compensate for his departure.

Outlook

In 2006, Richmont Mines expects a significant increase in gold sales. The Company can rely on the production of the Beaufor and East Amphi mines, which should yield 65,000 ounces of gold. In addition, Richmont Mines expects to advance the Island Gold project into production which will enable the Company to increase its production with an extra contribution of approximately 12,000 ounces of gold for the last two quarters of the year.

Richmont Mines should return to profitability in 2006 thanks to an increase of gold sales and improvement of the production cash costs at the Beaufor Mine. In 2007, the Company will have three mines in operation, for a production of more than 100,000 ounces of gold.

As at December 31, 2005, Richmont Mines had no long-term debt, it had working capital of $21,877,251, and had a total of 20,994,553 shares outstanding.

Martin Rivard
President and chief executive officer

National Instrument 43-101
The calculation of the resources and reserves were performed by qualified persons, as defined by National Instrument 43-101, under the supervision of Mr. Jules Riopel, M. Sc., P.Geo, MBA, principal geologist for exploration projects, who is employed by Richmont Mines.

Disclosure regarding forward-looking statements
This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-American exchange rate, the grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in Richmont Mines' Annual Information Form, Annual Report and periodic reports.

FINANCIAL DATA

(CAN$)	Three-month period ended December 31		Fiscal year ended December 31	
	2005	2004	**2005**	2004
Revenues	**4,100,286**	8,759,601	**21,645,033**	39,641,407
Net earnings (loss)	**(25,020,517)**	(40,306)	**(27,480,010)**	732,096
Net earnings (loss) per share	**(1.40)**	-	**(1.54)**	0.05
Cash flow from operations before net change in non-cash working capital	**1,047,220**	1,095,523	**2,180,859**	6,075,315
Average selling price of gold per ounce	**US$475**	US$408	**US$443**	US$410
	CAN$575	CAN$531	**CAN$537**	CAN$534
Weighted average number of common shares outstanding	**19,504,428**	16,068,876	**17,837,886**	16,126,784

(CAN$)	December 31, 2005	December 31, 2004
Cash and cash equivalents	**14,678,478**	25,269,901
Total asset	**27,084,475**	30,700,076
Working capital	**21,877,251**	25,925,031

PRODUCTION AND SALES DATA

	Three-month period ended December 31			
		Ounces of gold		Cash cost
	Year	Production	Sales	(per ounce sold)
Beaufor	**2005**	**5,525**	**6,362**	**US$499**
	2004	13,283	14,974	US$300
Hammerdown	**2005**	**-**	**-**	**-**
	2004	-	-	-
Total	**2005**	**5,525**	**6,362**	**US$499**
	2004	13,283	14,974	US$300

	Fiscal year ended December 31			
		Ounces of gold		Cash cost
	Year	Production	Sales	(per ounce sold)
Beaufor	**2005**	**36,533**	**36,649**	**US$377**
	2004	52,109	52,623	US$308
Hammerdown	**2005**		**307**	**US$15**
	2004	14,985	16,584	US$251
Total	**2005**	**36,533**	**36,956**	**US$374**
	2004	67,094	69,207	US$294

Average exchange rate for 2004: US$1 = CAN$1.3015
Average exchange rate for 2005: US$1 = CAN$1.2116

- 30 -

For more information, please contact:

Julie Normandeau	Telephone: (514) 397-1410
Investor Relations	Fax: (514) 397-8620

Trading symbol: RIC   Listings: Toronto - Amex

Web site: www.richmont-mines.com

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006.

Commission File Number 0-28816

Richmont Mines Inc.
(Translation of registrant's name into English)
110, avenue Principale, Rouyn-Noranda (Quebec) J9X 4P2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Richmont Mines Inc.
(Registrant)

Date February 23, 2006

By Nicole Veilleux (signed)
(Signature)*
Nicole Veilleux
Controller

* Print the name and title under the signature of the signing officer.

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